Exhibit 99.1

NEWS RELEASE

AURINIA REPORTS THIRD QUARTER 2014 FINANCIAL RESULTS

Victoria, British Columbia – November 12, 2014: Aurinia Pharmaceuticals Inc. (NASDAQ: AUPH, TSX: AUP) has released its financial results for the third quarter ended September 30, 2014. All financial numbers are presented in U.S. dollars.

Selected Third Quarter 2014 Highlights

On September 2, 2014 the Company commenced trading on the NASDAQ Global Market under the trading symbol “AUPH”.

On July 29, 2014, Mr. Charles A. Rowland, Jr. was appointed to the Board of Directors and has assumed the role of Audit Committee Chair. Mr. Rowland, a CPA, has over 32 years of diversified financial experience and most recently was Vice-President and CFO of ViroPharma Inc. which was acquired in January of 2014 by Shire PLC for over $4.2 billion.

The Company has cash, cash equivalents and short term investments of $35.5 million at September 30, 2014. Aurinia believes its cash position will be sufficient to finance its operational needs until at least December 31, 2016. However, future cash requirements could vary materially from current estimations due to a number of factors including the costs associated with its clinical trial and strategic opportunities.

The Company is focused on the patient recruitment, enrollment and treatment activities for its global Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (“LN”).

Financial Results

The Company reported a consolidated net loss of $2.5 million or $0.08 per common share for the three months ended September 30, 2014, as compared to consolidated net income of $792,000 or $0.15 per common share for the three months ended September 30, 2013. For the nine months ended September 30, 2014, the consolidated net loss was $12.3 million or $0.41 per common share compared to a consolidated net loss of $964,000 or $0.22 per common share for the comparable period in 2013. The higher consolidated net loss reflects a significant increase in operational activities in 2014 when compared to 2013 as the Company conducts its current Phase 2b LN clinical trial.

Research and development expenditures increased to $2.4 million in the third quarter of 2014, compared to $524,000 in the third quarter of 2013. The Company incurred net research and development expenditures of $6.0 million for the nine months ended September 30, 2014, as compared to $1.3 million for the same period in 2013. Research and development expenditures for the three months ended September 30, 2014 reflected higher Phase 2b LN trial costs as the patient recruitment, enrollment and treatment activities continued to expand during the quarter. There were no clinical trials in progress for the comparable period in 2013.

Corporate, administration and business development expenditures increased to $1.4 million for the third quarter of 2014, compared to $492,000 for the third quarter of 2013. The Company incurred corporate, administration and business development expenditures of $5.5 million for the nine months ended September 30, 2014, as compared with $1.5 million for the same period in fiscal 2013.

Corporate, administration and business development expenditures in the third quarter ended September 30, 2014 were higher than the comparable period in 2013 as a result of increased business activity levels as the Company continued to implement its strategic plan and support the Phase 2b LN trial.

Other expense (income) reflected income of $1.7 million for the third quarter ended September 30, 2014 compared to other expense of $702,000 for the same period in 2013. The Company recorded a gain on extinguishment of warrant liability of $1.7 million as a result of obtaining the NASDAQ listing in the quarter. There was no similar item for the comparable period in 2013.

For further discussion of the Company’s financial results for the three and nine months ended September 30, 2014, the unaudited interim condensed consolidated financial statements and the management’s discussion and analysis are accessible on Aurinia’s website at www.auriniapharma.com,, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

We seek Safe Harbor.

For More Information:

Mr. Michael Martin Chief Operating Officer Aurinia Pharmaceuticals Inc. (250) 708-4272 (250) 744-2498 (fax) mmartin@auriniapharma.com	Mr. Dennis Bourgeault Chief Financial Officer Aurinia Pharmaceuticals Inc. 780-487-1600 (226) 780-484-4105 (fax) dbourgeault@auriniapharma.com